January 6, 2011

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Affymetrix, Inc. (File No. 000-28218)
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010

Dear Mr. Cascio,

Affymetrix, Inc. (the “Company”) hereby responds to your letter dated December 23, 2010 regarding the review and comments of the staff (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). Thank you again for the courtesy of granting the Company an extension of time to respond to your comment letter.

Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 80

•
We reference management’s report on internal control over financial reporting on page 80. Please tell us where you have included management’s conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2009.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment and will file an amendment to its 2009 Form 10-K to include in its 2009 Form 10-K management’s conclusion on the effectiveness of its internal control over financial reporting as of December 31, 2009. The Company will include management’s conclusion on the effectiveness of internal controls in future filings of its Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 83

•	Please tell us where you have filed the Consent of Independent Registered Public Accounting Firm listed in the Exhibits to your Form 10-K.

Affymetrix’ Response:

The Company acknowledges the Staff’s comment and will file an amendment to its 2009 Form 10-K to file as Exhibit 23 to its 2009 Form 10-K the consent of Ernst & Young LLP, the Company’ s independent registered public accounting firm. The Company will file the consent of its independent registered public accounting firm as an exhibit to future filings of its Form 10-K.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy C. Barabe
Timothy C. Barabe
Executive Vice President and Chief Financial Officer

cc:      Kevin M. King, Affymetrix, Inc.
John (Rick) Runkel, Esq., Affymetrix, Inc.
Sarah Solum, Davis, Polk & Wardwell
Rick Fezell, Ernst & Young LLP
Praveen Kartholy, Securities and Exchange Commission